SS 2/15/06
AB
2/27/06

SECURITII 06002152 ION

SEC FILE NO.
8-66469

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (mm/dd/yy) AND ENDING 12/31/05 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALDERWOOD CAPITAL LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

505 MONTGOMERY STREET, 11TH FLOOR
(No and Street)

SAN FRANCISCO (City) CALIFORNIA (State) 94111 (Zip Code)

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENNIS EMERICK (415) 874-3388
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CM 3/9/06

OATH OR AFFIRMATION

I, **DENNIS EMERICK**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ALDERWOOD CAPITAL LLC** as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DEBRA E. RICE
Commission # 1568216
Notary Public - California
San Francisco County
My Comm. Expires May 8, 2009

Notary Public

Signature

Managing Member
Title

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alderwood Capital LLC

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Alderwood Capital LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Alderwood Capital LLC (the Company) as of December 31, 2005, and the related statements of income, changes in members' equity, and cash flows for the period October 1, 2004 through December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alderwood Capital LLC at December 31, 2005, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter + Associates

January 10, 2006

Alderwood Capital LLC

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	157,120
Other assets		2,400
Total assets	$	159,520

Liabilities and Members' Equity

Accounts payable and accrued expenses	$	18,461
Total liabilities		18,461
Members' equity		141,059
Total liabilities and member's equity	$	159,520

See independent auditor's report and accompanying notes.

Alderwood Capital LLC

Statement of Income

For the Fifteen Months Ended December 31, 2005

Revenues:		
Advisory fees	$	1,015,000
Interest income		2,563
Other income		5,308
Total revenue		1,022,871
Expenses:		
Rent		35,400
Professional fees		33,402
Telecommunications		10,607
Other operating expenses		39,947
Total expenses		119,356
Income before income taxes		903,515
Tax provision		800
Net income	$	902,715

See independent auditor's report and accompanying notes.

Alderwood Capital LLC

Statement of Changes in Members' Equity

For the Fifteen Months Ended December 31, 2005

Members' Equity at October 1, 2004	$	58,344
Contributions		70,000
Distributions		(890,000)
Net Income (loss)		902,715
Members' Equity at December 31, 2005	$	141,059

See independent auditor's report and accompanying notes.

Alderwood Capital LLC

Statement of Cash Flows

For the Fifteen Months Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 902,715
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Increase (decrease) in:	
Accounts payable and accrued expenses	18,271
Net cash provided (used) by operating activities	920,986
CASH FLOWS FROM INVESTING ACTIVITIES	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions	70,000
Distributions	(890,000)
Net cash provided (used) by financing activities	(820,000)
Net increase (decrease) in cash and cash equivalents	$ 100,986
Cash and cash equivalents, beginning of year	56,134
Cash and cash equivalents, end of year	$ 157,120
SUPPLEMENTAL DISCLOSURES	
Income taxes paid	$ 800

See independent auditor's report and accompanying notes.

Alderwood Capital LLC

Notes to the Financial Statements

December 31, 2005

(1) Organization

Alderwood Capital LLC (the Company) was organized as a California limited liability company on February 20, 2004. The Company is a registered broker-dealer and was accepted as a member of the National Association of Securities Dealers, Inc. (NASD) effective October 13, 2004. The Company provides private-market investment banking and related financial advisory services to emerging and middle market companies located primarily in the western United States.

(2) Summary of Significant Accounting Policies

Advisory Fees

Advisory fees are earned from providing private-market investment banking and/or related financial advisory services. Revenue is recognized when earned according to the terms of the Company's engagements with its clients and the income is reasonably determinable. The terms of the Company's client engagements typically call for payments either periodically (in the form of a monthly retainer for example) and/or upon the happening of a predetermined specified event, usually the successful completion of an investment banking transaction.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes

The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue.

(3) Leases

During the year the Company leased office space, furniture, and telecommunications equipment in San Francisco, California from a single lessor under a service agreement that expired December 31, 2005. Prior to the expiration, the Company and lessor agreed informally to extend the agreement for three months, until March 31, 2006. Under its understanding with the lessor, the Company may extend the service agreement beyond March 31 for periods ranging, at the Company's option, from three months to one year or longer.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2005, the Company's net capital was $138,659, which exceeded the requirement by $133,659.

(5) Risk Concentrations

For the fifteen months ended December 31, 2005, 89% of advisory fees were earned from one client.

At December 31, 2005, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limit by $57,120.

(6) Defined Contribution Pension Plan

The Company sponsors a Simplified Employee Pension Plan that covers all members and employees who have completed one year of service and have attained age 21. Contributions to the plan are determined annually for up to 25% of compensation at the Company's discretion. The two members of the Company were the only eligible participants for plan year 2005. Subsequent to year-end the Company chose to contribute the maximum of $42,000 for each member. Company contributions to the plan for the Company's members are treated as distributions of capital at the time of funding.

SUPPLEMENTAL INFORMATION

Alderwood Capital LLC

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2005

Net Capital		
Total members' equity qualified for net capital		$ 141,059
Less: Non-allowable assets		
Prepaid expenses and other assets	$ 2,400	
Total non-allowable assets		2,400
Net capital		$ 138,659
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $18,461 or $5,000, whichever is greater		5,000
Excess net capital		$ 133,659

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2005	$ 144,658
Decrease in members' equity	(5,999)
Net capital per above computation	$ 138,659

Alderwood Capital LLC

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Period Ended December 31, 2005

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Period Ended December 31, 2005

Not applicable

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Alderwood Capital LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Alderwood Capital LLC (the Company) for the period beginning October 1, 2004 and ended December 31, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended December 31, 2005, and this report does not affect our report thereon dated January 10, 2006.

> The size of the business and the resultant limited number of employees impose practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 10, 2006